UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Subject Company (issuer))

WFMI Merger Co.

and

Whole Foods Market, Inc.

(Names of Filing Persons (offerors))

Common Stock, par value $0.001 per share

(together with the associated preferred stock purchase rights)

(Title of Class of Securities)

96808B107

(CUSIP Number of Class of Securities)

Roberta Lang, Esq.

Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 542-0217

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Bruce H. Hallett, Esq.

Hallett & Perrin, P.C.

2001 Bryan Street, Suite 3900

Dallas, Texas  75201

(214)  953-0053

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$700,070,507	$21,492.16

*                     For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 37,841,649 shares of common stock, par value $0.001 per share, of Wild Oats Markets, Inc. outstanding on a fully diluted basis, consisting of: (a) 29,842,122 shares of common stock issued and outstanding, (b) 1,328,702 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options with an exercise price below $18.50 per share, (c) 172,186 shares of restricted common stock and restricted Common stock units, and (d) 6,498,639 shares of common stock issuable on or before expiration of the offer pursuant to outstanding convertible debentures and (ii) the tender offer price of $18.50 per Share.

**               The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, was previously paid with the original filing on Schedule TO.

☐               Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑               third-party tender offer subject to Rule 14d-1.

☐               issuer tender offer subject to Rule 13e-4.

☐               going-private transaction subject to Rule 13e-3.

☐               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

CUSIP Number:
96808B107

This Amendment No. 4 to Tender Offer Statement on Schedule TO (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on February 27, 2007, and amended on March 14, 2007, March 21, 2007, and March 28, 2007 (the “Schedule TO”), by WFMI Merger Co., a Delaware corporation (“Purchaser”), and Whole Foods Market, Inc., a Texas corporation (“WFM”).  This Amendment is being filed on behalf of WFM and Purchaser.

The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (including the associated preferred stock purchase rights, “Shares”), of Wild Oats Markets, Inc., a Delaware corporation (“Wild Oats”), at a price of $18.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The Expiration Date of the Offer has been extended to 5:00 p.m., New York City time, on Tuesday, May 22, 2007. The full text of the press release issued by Parent on April 24, 2007, announcing the extension of the Expiration Date is filed herewith as Exhibit (a)(5)(C). All references in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 5:00 p.m., New York City time, on Tuesday, April 24, 2007, are hereby amended and restated to refer to the Expiration Date of 5:00 p.m., New York City time, on Tuesday, May 22, 2007. Stockholders are NOT required to submit a new Letter of Transmittal to tender their Shares.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, each of which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

On March 13, 2007, WFM and Wild Oats received a second request for additional information from the Federal Trade Commission (the “FTC”) in connection with the Offer to Purchase.  The effect of the second request is to extend the waiting period imposed by the HSR Act until 10 days after WFM has substantially complied with the second request, unless that period is terminated sooner by the FTC.  As a result of the waiting period being extended, the condition to the Tender Offer requiring that the applicable waiting period under the HSR Act shall have expired or been terminated will not be fulfilled as of April 24, 2007, the date on which the Tender Offer was scheduled to expire.  In accordance with the terms of the Merger Agreement, Purchaser is extending the offering period of the Tender Offer until 5:00 p.m., New York City time, on Tuesday, May 22, 2007.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(5)(C) Text of press release issued by WFM and Purchaser on April 24, 2007 (incorporated by reference to the Form 8-K filed by WFM with the Securities and Exchange Commission on April 24, 2007)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WHOLE FOODS MARKET, INC.

By:		/s/ Glenda Chamberlain
	Name:	Glenda Chamberlain
	Title:	Executive Vice President and Chief Financial Officer

WFMI MERGER CO.

By:		/s/ Roberta Lang
	Name:	Roberta Lang
	Title:	President

Dated: April 24, 2007